Allianz Life Insurance Company of North America

STEWART GREGG
Managing Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

April 4, 2008

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644


Re:  Allianz Life Insurance Company of New York
     Allianz Life of NY Variable Account C
     Post Effective Amendment No. 1
     Registration Statement Nos. 333-143195 and 811-05716

Dear Ms. Samuel:

We received oral comments from you on March 28, 2008 with respect to Registrant's above-referenced Post Effective Amendment No. 1 to Registration Statement No. 333-143195. This letter and the attached redlined prospectus pages respond to your comments.

1.   TRANSMITTAL LETTER

COMMENT:

The Tandy language in the letter is incorrect for this type of filing. Please use correct language.

RESPONSE:

The Company acknowledges that the Commission staff's review of this filing does not foreclose the Commission from taking any action with respect to the filing. The staff's review does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert the staff's review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

2.   PAGE 1

COMMENTS:

(a) 5th paragraph: the term "6% Bonus Option" only appears on this page while the term "Bonus Option" appears throughout the prospectus. Please use consistent terminology throughout the prospectus.

(b) 5th paragraph: Please insert a cross-reference to sections of the prospectus which provide information on the different benefit options so the owner can see if the product is good for him or her.

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(c)  5th paragraph: Please use the previous version of the last sentence of the paragraph for clarity.

RESPONSES:

(a) We will delete "6%" from the term "6% Bonus Option" and use "Bonus Option" consistently throughout the prospectus.

(b)  We will insert the following sentence as the fourth sentence in paragraph
     5.

     "For more details and additional information, please see section 11, Selection of Optional Benefits; section 11.a, The Target Date Retirement Benefit; section 11.b, The Lifetime Plus Benefit; and section 11.c, Other Optional Benefits."

(c) We will use the previous version of the last sentence of the paragraph, which is as follows.

     "Therefore, the amount of credit received under the Bonus Option may be more than offset by the additional fees and charges associated with it."

3. PARAGRAPH LOCATED IMMEDIATELY ABOVE THE "INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT" LIST, PAGE 2:

COMMENT:

In the last sentence of the paragraph, please insert cross-references to sections in the prospectus which discuss the investment restrictions.

RESPONSE:

We will add the following sentence to the end of the paragraph.

"For more information on the restrictions, see the "Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing" discussions in section 11.a, The Target Date Retirement Benefit; section 11.b, The Lifetime Plus Benefit; and Appendix D."

4. EXPENSE TABLE FOR CONTRACT WITH THE QUARTERLY VALUE DEATH BENEFIT, BONUS OPTION AND THE LIFETIME PLUS BENEFIT (JOINT LIFETIME PLUS PAYMENTS), PAGE 7:

COMMENT:

Please confirm that the 3.05% charge is for the highest potential charge combination of benefits.

RESPONSE:

We confirm that this is the highest maximum change that we could impose. Please see footnote 14 on page 7. The current highest charge is 3.05%.

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5.   FOOTNOTES, PAGE 7:

COMMENT:

Please move the footnotes to the bottom of the page and reduce the length of footnotes where possible by inserting cross-references to sections in the prospectus as follows.

RESPONSE:

Please see the enclosed clean copy of the page listing the footnotes showing the location of the footnotes. We have revised the following Footnotes 8 and 10 to cross-reference to sections in the prospectus as follows.

     "(8) Some or all of the optional benefits may not be available to you; check with your registered representative. The Quarterly Value Death Benefit is available with all other optional benefits. You can select only one of the three following optional benefits at issue: Bonus Option, Short Withdrawal Charge Option, or No Withdrawal Charge Option. For more information, see section 11, Selection of Optional Benefits."

     "(10) You can add either the Target Date Retirement Benefit or the Lifetime Plus Benefit to your Contract once. For more information, see section 11, Selection of Optional Benefits. If you select one of these benefits, the additional expenses associated with it will continue until the earlier of its termination, or your Contract Value is fully depleted. For more information, see the discussion of the termination of the benefit that appears in section 11.a, The Target Date Retirement Benefit and section 11.b, The Lifetime Plus Benefit."

6.   FOOTNOTE 15, PAGE 8:

COMMENTS:

Please provide further narrative description regarding fees assessed in a Partial Annuitization, and a cross reference to the section of the prospectus addressing Partial Annuitization.

RESPONSE:

We added the following sentences to the end of footnote 15.

"For example, if you have a Contract with the Bonus Option and request a variable annuitization of a portion of your Contract Value, you will be assessed an annual fee of 1.90% on the portion that has been annuitized, but you may pay an annual fee of up to 3.85% on the portion that has not been annuitized. For more information, see section 3, The Annuity Phase - Partial Annuitization."

7.   ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS, PAGE 8:

COMMENT:

Please update the minimum and maximum expenses for the period ended December 31, 2007.

RESPONSE:

We have updated the expenses to reflect the period ended December 31, 2007.


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8.   EXAMPLES, PAGE 9:

COMMENTS:

(a)  Confirm that the numbers in the chart use the maximum expense and no bonus.

(b) It is unclear whether the dollar figures assume $10,000 invested and a 5% annual return. See second chart 1a). Please confirm the numbers in the table.

RESPONSES:

(a)  We confirm that the numbers use the maximum expense and no bonus.

(b)  The dollar figures assume a $10,000 investment and a 5% annual return.

9.   ALLOCATION OF PURCHASE PAYMENTS, PAGE 13:

COMMENTS:

(a)  Please rewrite the first two paragraphs for clarity.

(b) Please move the following sentence to the beginning of the first paragraph "We do not currently accept allocation instructions from you via e-mail, website, or other electronic communications."

(c)  Please disclose how the payments will be allocated.

(d)  Change "may" to "will" in line 8.

RESPONSES:

(a), (b) and (c). We have revised the first two paragraphs to read as follows.

"We do not currently accept allocation instructions from you via email, website, or other electronic communications. This service may be available to you in the future. When you purchase a Contract, we will allocate your initial Purchase Payment to the Investment Options you selected according to your instructions. We ask that you allocate your money in whole percentages. Transfers of Contract Value between Investment Options will not change the allocation instructions for any future additional Purchase Payments. You can instruct us how to allocate additional Purchase Payments you make. If you do not instruct us, we will allocate them according to your most recent allocation instructions. If you selected the Target Date Retirement Benefit, we will allocate any additional Purchase Payments according to your most recent allocation instructions if they comply with the current maximum allowable allocations; however, if they do not comply, we will instead allocate any additional Purchase Payments according to the current required allocation. (For more information, please see "Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing" in
section 11.a, The Target Date Retirement Benefit; see also Appendix D.) In addition, if you selected the Lifetime Plus Benefit, your allocation instructions must always comply with the restrictions that are set out in section 11.b, The Lifetime Plus Benefit.

You may provide us with new allocation instructions at any time without fee, penalty or other charge upon written notice or telephone instructions to our Service Center. The new allocation instructions will be effective for Purchase Payments received on or after the Business Day we receive your notice or instructions in good order at our Service Center. If you change your allocation instructions and you are participating in the automatic investment plan or the flexible rebalancing program, your allocation instructions must include directions for the plan/program."

(d) This sentence has been removed as it is no longer applicable.


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10.  TAX-FREE SECTION 1035 EXCHANGES, PAGE 14:

COMMENTS:

(a) Please advise whether existing and new Contract Owners are given the updated current prospectus.

(b) If a prospectus is delivered to existing Contract Owners, then please advise whether an offer of an exchange under Section 1035 complies with Investment Company Act Rule 11a-2.

RESPONSES:

(a) Existing Contract Owners are given an updated prospectus if they effect a transaction requiring prospectus delivery, such as an additional Purchase Payment.

(b) Initially, it should be noted that the purpose of delivering updated prospectuses containing new product features to existing Contract Owners is not to solicit exchanges, but rather to comply with Section 5 of the Securities Act of 1933. Moreover, the Company believes that it is not uncommon for issuers to enhance existing Contracts, and any enhanced Contract feature available to an existing Contract Owner should be regarded as a new feature available on the existing Contract, rather than a new, exchanged Contract. With regard to the specific language of Rule 11a-2, even assuming that transmitting updated prospectuses with new product features to existing Contract Owners constitutes an offer of exchange, the offer would comply with Rule 11a-2. The exchange would be effected at relative net asset value, and while a new fee might be assessed if the owner elected a new product feature with an additional fee, there would be no new withdrawal charge or withdrawal charge period, and so the years that the customer had owned the Contract would be "tacked" for purposes of assessing the withdrawal charge.

11. INVESTMENT OPTION ALLOCATION AND TRANSFER RESTRICTIONS AND QUARTERLY REBALANCING, PAGE 53:

COMMENT:

Please insert a cross-reference in the last sentence of the first paragraph to section of the prospectus where the restrictions are described.

RESPONSE:

We revised the last sentence of the first paragraph to read as follows.

"For more information on the Investment Option groups and the restrictions on allocations to these groups, please see Tables 1, 2 and 3 in Appendix D - Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing."

12.  NOTE FOR CONTRACTS WITH THE BONUS OPTION, PAGE 65:

COMMENT:

Please write the sentence in Plain English by changing "benefit of the bonus" to "amount of bonus credited".

RESPONSE:

We revised the sentence to read as follows.

"You will not receive the amount of the bonus credited in the portions of the Quarterly Anniversary Value and the 5% Annual Increase that are based on Purchase Payments."


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13.  APPENDIX A, PAGES 81 AND 82:

COMMENTS:

(a)  Please update the financial information as of year ended 2007.

(b) Please provide actual expenses and not estimated expenses in Footnotes 4, 8, and 10.

RESPONSES:

(a)  We will update the financial information as of year ended 2007.

(b) The Footnotes have been revised. The information disclosed for the Investment Options are provided by the Investment Options' prospectuses.

14.  APPENDIX D:

COMMENTS:

(a) In Appendix D, please provide disclosure in bold of the process that will be followed to notify Contract Owners in the event of any change in permitted Investment Options.

(b) Please clarify what notifications will be provided to customers in the event of a reallocation described in Appendix D Table 2.

RESPONSES:

(a) The following additional disclosure in bold print has been added as a last sentence to the paragraph located above Table I of Appendix D.

     "WHEN AN INVESTMENT OPTION IS CLOSED OR SUBSTITUTED WITHIN ANY OF THE INVESTMENT OPTION GROUPS, WE WILL SEND WRITTEN NOTICE REGARDING THE CLOSING OR SUBSTITUTION 30 DAYS PRIOR TO THE EFFECTIVE DATE OF THE CLOSING OR SUBSTITUTION."

(b) These reallocations are automatic, based upon number of years to the initial Target Value Date and the comparison of Contract Value to Target Value. The formula for these reallocations is disclosed to the Contract Owner in Appendix D. The Contract Owner is not notified prior to any specific reallocation. The Company would reallocate Contract Value in accordance with the Contract Owner's then current Investment Option elections and the required group allocations as discussed in Appendix D. Following a reallocation, the Contract Owner would be able to change Investment Option elections, subject to current Investment Option restrictions.

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Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,
Allianz Life Insurance Company of North America


By:  /S/ STEWART D. GREGG
         Stewart D. Gregg

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